UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

180 LIFE SCIENCES CORP.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68236V104

(CUSIP Number)

Sir Marc Feldmann, Ph.D.

830 Menlo Avenue, Suite 100
Menlo Park, California 94025

(302) 502-2727

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68236V104	Schedule 13D	Page 2 of 6

1.	Name of Reporting Person Sir Marc Feldmann, Ph.D.
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization UK and Australian citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,596,848 shares
	8.	Shared Voting Power -0- shares
	9.	Sole Dispositive Power 2,596,848 shares
	10.	Shared Dispositive Power -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,596,848 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5%
14.	Type of Reporting Person IN

CUSIP No. 68236V104	Schedule 13D	Page 3 of 6

Item 1. Security and Issuer

This Statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of 180 Life Sciences Corp., a Delaware corporation, formerly KBL Merger Corp. IV (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 830 Menlo Avenue, Suite 100, Menlo Park, California 94025.

Item 2. Identity and Background

(a) This Statement is being filed by Sir Marc Feldmann, FRS, Ph.D., the “Reporting Person”.

(b) Sir Feldmann’s business address is 830 Menlo Avenue, Suite 100, Menlo Park, California 94025.

Nearly all the work will be performed while in the UK, working from home.

(c) Sir Feldmann’s business occupation is the Co-Executive Chairman of the Board of the Issuer. He is also on Board of and Chair of other companies.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Sir Feldmann is a citizen of the United Kingdom and Australia.

Item 3. Source and Amount of Funds or Other Consideration

Effective on November 6, 2020 (the “Closing Date”), the Issuer (then known as KBL Merger Corp. IV, which changed its name to 180 Life Science Corp. in connection with the Business Combination (discussed below)), a special purpose acquisition company (SPAC), completed the transactions contemplated by that certain Business Combination Agreement, dated as of July 25, 2019 (as amended on January 29, 2020, to extend the termination date to April 9, 2020, and on August 7, 2020, to extend the termination date to November 9, 2020, the “Combination Agreement”), by and among the Issuer, KBL Merger Sub, Inc. (“KBL Merger Sub”), 180 Life Sciences Corp. (which prior to the Business Combination was a privately held Delaware corporation)(“180”), Katexco Pharmaceuticals Corp., (“Katexco”), CannBioRex Pharmaceuticals Corp. (“CBR Pharma”), 180 Therapeutics L.P., (“180 LP” and together with Katexco and CBR Pharma, the “180 Subsidiaries” and, together with 180, the “180 Parties”), and Lawrence Pemble, in his capacity as representative of the stockholders of the 180 Parties (the “Stockholder Representative”), pursuant to which KBL Merger Sub merged with and into 180 with 180 surviving the combination and continuing as a wholly-owned subsidiary of the Issuer (the “Business Combination”).

As a result of the Business Combination, the stockholders of 180 (including Sir Feldmann) received shares of the Issuer’s Common Stock and the existing exchangeable shares (collectively, the “Exchangeable Shares”) of CannBioRex Purchaseco ULC and/or Katexco Purchaseco ULC, Canadian subsidiaries of 180, were adjusted in accordance with the share provisions in the articles of CannBioRex Purchaseco ULC and Katexco Purchaseco ULC, as applicable, governing the Exchangeable Shares, such that they were multiplied by the applicable exchange ratio and became exchangeable into shares of the Issuer’s common stock.

More information regarding the Business Combination is included in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 12, 2020.

Pursuant to the Business Combination, Sir Feldmann received 2,596,848 shares of the Issuer’s common stock in exchange for the 15,207.9782 shares of 180 which he held prior to the Business Combination.

CUSIP No. 68236V104	Schedule 13D	Page 4 of 6

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise.

The Reporting Person does not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on November 11, 2020, the Reporting Person beneficially owned in aggregate 2,596,848 shares of Common Stock representing 10.5% of the 24,787,595 shares of the Company’s issued and outstanding Common Stock on such date (as set forth in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 11, 2020).

(b) Sir Feldmann has the sole power to vote and to dispose of the 2,596,848 shares of Common Stock which he holds.

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.

(e) N/A.

CUSIP No. 68236V104	Schedule 13D	Page 5 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Business Combination, certain stockholders of 180, including the Reporting Person, entered into a Lock-Up Agreement (each, a “Lockup Agreement”).  Pursuant to the terms of the Lockup Agreement, the Reporting Person agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, 5,996.9944 shares of 180 (equivalent to 2,560,694)  shares of the Issuer following the Closing Date), including, as applicable, shares of Issuer Common Stock received in the Business Combination and issuable upon exercise of certain options, in each case until the earlier of (i) one year after the Closing Date, or (ii) on such earlier date as provided in clauses (x) or (y) below if, subsequent to the Closing Date, (x) the last sale price of the Issuer’s Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period commencing at least 150 days after the Closing Date or (y) the date following the Business Combination on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Issuer Common Stock for cash, securities or other property.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

A	Lock-Up Agreement, dated December 19, 2019

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2020

/s/ Sir Marc Feldmann, Ph.D.
Sir Marc Feldmann, Ph.D.